Pomona Investment Fund

780 Third Avenue, 46th Floor

New York, NY 10017

VIA EDGAR

July 26, 2019

Mr. Jay Williamson

U.S. Securities and Exchange Commission

Division of Investment Management

Office of Filings and Information Services

Branch of Registrations and Examinations

Mail Stop 0-25

100 F Street, N.E.

Washington, DC 20549

Re:	Pomona Investment Fund

Registration Statement on Form N-2

File Nos. 333-224664; 811-22990

Dear Mr. Williamson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Pomona Investment Fund, a Delaware statutory trust (the “Fund”), hereby respectfully requests acceleration of the effective date of Post-Effective Amendment No. 2 to its Registration Statement on Form N-2 (File Nos. 333-224664; 811-22990) so that such Registration Statement may be declared effective at 4:00 p.m., Eastern Time, on July 31, 2019 or as soon as possible thereafter.

The undersigned, in making this request for acceleration, hereby states that it is aware of its obligations under Rule 461 and the other applicable provisions of the Securities Act.

The Fund requests that notification of such effectiveness be made by telephone call to William J. Bielefeld of Dechert LLP, legal counsel to the Fund, at 202-261-3386.

Very truly yours,

Pomona Investment Fund

By:      /s/ Michael D. Granoff

Name: Michael D. Granoff

Title:   President and Principal Executive Officer